UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 24, 2024, YY Group Holding (the “Company”) closed the initial public offering (the “IPO”) of its 1,125,000 Class A ordinary shares, no par value (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275486), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 29, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YYGH” on April 22, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated April 19, 2024, by and between the Company and US Tiger Securities, Inc., as the underwriter of the IPO, a copy of which is attached as Exhibit 1.1 hereto and incorporated by reference herein, and an underwriter’s warrant to purchase 56,250 Class A ordinary shares, dated April 24, 2024 to US Tiger Securities, Inc., a copy of which is attached as Exhibit 4.1 hereto and incorporated by reference herein.

In addition, the Company issued a press release on April 19, 2024 announcing the pricing of the IPO and a press release on April 24, 2024 announcing the closing of the IPO. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: April 24, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 19, 2024, by and between the Company and US Tiger Securities, Inc.
4.1	Underwriter’s Warrants, dated April 24, 2024
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

3